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Exhibit 12.1

MGM RESORTS INTERNATIONAL
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Earnings
Income from continuing operations before income taxes	$2,158,428	$(668,988)	$(2,012,593)	$(2,216,025)	$2,831,631
Earnings from unconsolidated affiliates	(162,217)	(40,752)	188,178	190,659	27,919
Distributed income of unconsolidated affiliates	211,062	70,546	93,886	227,764	63,013
Fixed charges (see below)	924,294	795,049	1,028,673	1,113,580	1,086,832
Capitalized interest	(215,951)	(185,763)	(253,242)	—	(33)

	2,915,616	(29,908)	(955,098)	(684,022)	4,009,362
Fixed charges
Interest expense, net(1)	708,343	609,286	775,431	1,113,580	1,086,832
Capitalized interest	215,951	185,763	253,242	—	33

	924,294	795,049	1,028,673	1,113,580	1,086,865

Ratio of Earnings to Fixed Charges	3.15x	(2)	(2)	(2)	3.69x

(1)
Interest expense does not include the interest factor of rental expense as these amounts are not material.

(2)
Earnings were inadequate to cover fixed charges of $795 million, $1.029 billion and $1.114 billion for the years ended December 31, 2008, 2009 and 2010, respectively.

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  Exhibit 12.1
MGM RESORTS INTERNATIONAL COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES